EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: **2/6/2026**

ARTISAN PARTNERS ASSET MANAGEMENT INC,
for itself and as the general partner of
ARTISAN PARTNERS HOLDINGS LP

By: Gregory K. Ramirez * _____

ARTISAN INVESTMENTS GP LLC,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By: Gregory K. Ramirez * _____

ARTISAN PARTNERS FUNDS, INC.

By: Gregory K. Ramirez * _____

*By: /s/ Gregory K. Ramirez _____

Gregory K. Ramirez
Executive Vice President of Artisan Partners Asset Management Inc.
Vice President of Artisan Investments GP LLC
President and Chief Executive Officer of Artisan Partners Funds, Inc.